December 21, 2012

Suzanne Hayes
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Goldman Sachs Hedge Fund Partners, LLC Form 10-K for the fiscal year ended December 31, 2011 Filed March 28, 2012 File No. 000-50723

Dear Ms. Hayes:

On behalf of Goldman Sachs Hedge Fund Partners, LLC (the “Company”) please find the Company’s specific responses to each of your comments related to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) set forth below in the same order and with the same headings as in your letter.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s discussion and Analysis of Financial Condition, page 75

Overview, page 76

1.
We note that you refer to the stressed environment in Europe as impacting your performance during 2011. Please tell us what consideration you gave to the disclosure guidance set forth in the Division of Corporation Finance’s Disclosure Topic 4: European Sovereign Debt Exposures. In this regard, we note that the disclosure guidance applies to both sovereign and non-sovereign direct and indirect exposures.

The disclosure included on page 76 of the Company’s Form 10-K within the Overview of the Results of Operation section of the MD&A section was included to provide insight into some of the macro global factors impacting the performance of  investment sectors in which the Company allocates its assets. The disclosure concerning the stressed environment in Europe was included to provide a sense of the impact on markets due to increased liquidity concerns and pricing concerns across the broader fixed-income sector, and overall macro uncertainty caused by a contagion effect and spike in risk premium across asset classes. The Company does not have the position level-transparency necessary to provide the disclosure suggested by the Division of Corporation Finance’s Disclosure Topic 4: European Sovereign Debt Exposures and is not able to precisely evaluate its direct or indirect sovereign and non-sovereign European exposure. The Company allocates  all or substantially all of its assets among Investments Funds, each of which allocates its assets to, or investments in entities managed by, Advisors, that employ a broad range of investment strategies. As discussed in the MD&A, while many Advisors were adversely impacted due to contagion effect, some Advisors generated positive returns via net short positioning that included short sovereign or single name European financial credit default swap positions. The Company believes, however, its aggregate sovereign direct net as well as gross exposures to Europe, particularly the periphery, were limited. Different Advisors may take individual long and short positions with respect to sovereign and non-sovereign European debt instruments and with respect to their direct and indirect exposures to Europe as a whole.  Moreover, as discussed in the Company’s earlier correspondence to the Staff and its periodic filings, the Company only has partial transparency with respect to the positions of the Investment Funds’ various individual Advisors. Accordingly, the Company does not have position level detail as it relates to any potential sovereign debt holdings of many of its Advisors.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 95

Risk Management, Page 96

2.
We note your disclosure that the Managing Member monitors the exposure to market risk through a variety of analytical techniques, including Value-at-Risk (“VaR”) and scenario analysis (stress testing) where position level detail is available. We also note that the Managing Member had full position level transparency for approximately 55% of the Advisors as of December 31, 2011 and 69% as of September 30, 2012. In your response dated August 23, 2007 to our prior comment seven, you stated: “Currently, the Company has full transparency for approximately 28% (as a % of fair value investments) of the Advisors in which the Company invests through the Investment Funds. Therefore, given the low level of position level transparency for the Company’s overall portfolio, the Managing Member believes VaR is not a useful tool for risk management at the overall portfolio level of the Company and any additional disclosure would not be meaningful.” Given that you now have VaR information for more than half of the fair value of your investments, please revise your future filings to include the quantitative VaR disclosures in Item 305(a)(iii)(A) of Regulation S-K for those Advisors, or tell us why you continue to believe they are not meaningful.

With regard to position level transparency, we think it is important to clarify the topic as it relates to the 10K disclosure.  Position level transparency is not a common practice in the hedge fund industry and typically position-level details are not provided directly to investors. Instead, the more common practice is that Advisors provide holdings information to risk aggregators who, in turn, allow investors to perform risk computations that are based on actual positions but the results are only presented in an aggregated fashion. This arrangement helps Advisor share risk transparency with investors while maintaining the confidentiality of their underlying names and unique positions. We use RiskMetrics HedgePlatform, a leading hedge fund transparency service provider, for collecting, modeling and aggregating holdings data from underlying Advisors as well as for computing multiple risk analytics, including VaR, for both the Advisor and portfolio. Advisors, either directly or mostly via their administrators, send their holdings to RiskMetrics monthly on a lag; anywhere from 15 to 45 days post month-end. RiskMetrics maps these positions to appropriate internal pricing models. Depending on the complexity of the portfolio, quality of information provided and RiskMetrics’ modeling capabilities, not all positions are modeled using the optimal pricing model. Some positions might be mapped to a proxy while others might be modeled as cash equivalent. RiskMetrics typically takes an additional 15-30 days for mapping and modeling these positions before making it available to investors.

While VaR is a good measure of risk, its utility for medium or long horizon risk estimation may be limited since it is computed for a static portfolio and does not account for the dynamic trading behavior of underlying Advisors. Further, due to the above mentioned lag in receiving position-level data as well as mapping and modeling limitations associated with complex portfolios, utility of portfolio VaR metric is further limited, even in instances, where Advisors provide holdings information to RiskMetrics. As noted previously, since not all Advisors subscribe to this platform, in order to calculate portfolio VaR we will have to make certain additional and possibly simplifying assumptions. As a result, we believe that portfolio VaR statistic should not be relied upon in isolation to evaluate risk at both Advisor and portfolio level.

In future reports, we will display both RiskMetrics portfolio VaR (for Advisors not on RiskMetrics we will utilize their realized return history, instead of current positions, to calculate portfolio VaR) as well as a separate portfolio VaR statistic that is calculated using rolling 36 months historical covariance matrix of underlying Advisors. This metric, in our view, is less prone to inaccuracies described above and is also more closely linked to our portfolio construction and monitoring process. It is also important to clarify that proposed VaR computations will use a methodology and look back period that is different than previous disclosures in the Management Disclosure & Analysis section. Instead of using Monte Carlo simulations and look back of one year, we propose using Historical VaR and three year look back period. These changes will be necessary since the proposed portfolio VaR computations will rely heavily on realized return history of underlying Advisors for which we do not receive position level transparency and therefore cannot compute VaR based on underlying holdings.

Item 11. Executive Compensation, page 103

3.
While we note your disclosure that you do not bear the costs of annual compensation for your directors and that the Managing Member will not bear costs for your directors, we believe that disclosure of the amounts paid to your directors for their service as your directors is appropriate. Please clarify how your director compensation is funded. Additionally, please provide the disclosure required by Regulation S-K Item 402(k).

None of the Company’s directors receive any compensation from the Company or the Managing Member for serving as a director of the Company. Each of the Company’s directors are employed by Goldman, Sachs & Co. and do not receive any additional compensation as a consequence of serving on the Company’s board of directors. We will revise our disclosure under “Item 11. Executive Compensation” going forward to more clearly indicate that none of the Company’s directors receives any compensation for serving on the Company’s board of directors.

Item 15. Exhibits and Financial Statements Schedules, page 109

Statement of Operations, page F-5

4.
We note you present separately the net realized gain or (loss) from investments in affiliated investees and the net change in unrealized appreciation or depreciation on the investments. Please tell us whether there were net gains or losses from assets or liabilities denominated in foreign currencies during the period and net changes during the period from translating these assets and liabilities. If so, present these foreign currency transactions and the related translations separately in the Statement in accordance with ASC 946-225-45-6. Please also disclose separately at value cash and cash equivalents held in foreign currencies, as applicable.

The Company had no assets or liabilities, including cash and cash equivalents, denominated in foreign currencies during the period.  If in future periods there are assets or liabilities denominated in foreign currencies, the Company intends to disclose these, as well as any corresponding net gains or losses, in accordance with ASC 946-225-45-6.

Note 6 — Risk Management, page F-15

5.
We note your disclosure on page F-17 that the Advisor Funds held by the Investees have liquidity exposure related to the Advisors’ estimates of the recovery value of claims against Lehman Brothers Holdings, Inc. and certain of its subsidiaries and affiliates. You also disclose that the amounts ultimately recovered could be materially different than your estimates. Please reconcile this statement with your statement that “Based on the information received, the gross indirect exposure to Lehman did not materially affect the company’s net assets.” Please revise your future filings to more clearly disclose whether outcome of the Lehman insolvency proceedings could have a material impact on your results of operations.

The Company does not anticipate that the outcome of the Lehman insolvency proceedings will have a material impact on the results of its operations. At the time of the Lehman insolvency, the majority, but not all, of the Advisor Funds held by the Investees provided estimates of their exposure to Lehman.  Based on the information received at that time, the gross indirect exposure to the Company was less than 0.5% of net assets. Due to the uncertainty with respect to the ultimate outcome of the Lehman insolvency proceedings, the amounts ultimately recovered from Lehman by the Advisor Funds could be materially different at the Advisor Fund level than the estimates provided. Due to the estimated level of indirect exposure, the Company does not expect a material change at a particular Advisor Fund would have a material impact to the Company during the period under review.  We intend to evaluate our estimated remaining exposure at year-end.  Based on the results of this evaluation, we will revise future filings to clarify the exposure to Lehman, or otherwise determine that disclosure on this topic is no longer necessary.

Note 12 — Financial Highlights, page F-28

6.
We note your per-unit information did not include all the major categories, like redemptions, that are included in the Statement of Changes in Members’ Equity. Please revise your future filings to disclose these additional categories, similar to your presentation in the Statement of Changes in Members’ Equity, or tell us why such line items were excluded. Refer to ASC 946-205-50-7 and 8.

ASC 946-205-50-7 and 8 state that information should be disclosed for each major category affecting net asset value per share (as shown in the statement of operations and statement of changes in net assets of the fund).  Consistent with the presentation of the Company’s Statement of Operations, the Company believes the two major categories affecting net asset value per share are Net realized and unrealized gain/(loss) and Net investment income/(loss).  Subscriptions and Redemptions relate to shareholder capital activity, which does not impact net asset value per share, and as such are excluded.

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If you have any questions or comments, please feel free to call me at 212-859-8933.

Sincerely,

/s/ Paul D. Tropp, Esq.
Paul D. Tropp, Esq.

cc:           Helen A. Crowley
                David S. Plutzer, Esq.
                David Kraut, Esq.
                Tunde Reddy